June 25, 2019

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0505

Re:	Man FRM Alternative Multi-Strategy Fund LLC (File No. 811-10083)

Man FRM Alternative Multi-Strategy Fund LLC (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the period ending April 1, 2020:

1.       A copy of the bond coverage for the Fund (the "Bond") (attached as Exhibit A).

2.       A copy of the resolutions which were adopted by the Board of Managers of the Fund, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as Exhibit B).

3.       The premium for the Bond has been paid through April 1, 2020.

If you have any questions, please do not hesitate to contact me at (212) 649-6616.

Sincerely,

/s/ Colin Bettison

Colin Bettison